UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2004

(Commission File No. 1-14728)

Lan Chile S.A.
(Translation of registrant's name in English)

Avenida Americo Vespucio Sur 901
Renca,
Santiago, Chile
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F    X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes ____ No     X

Santiago, May 3, 2004

Mr. Alejandro Ferreiro Y.
Superintendent of Securities and Insurance
Present

Re: Material Fact

To whom it may concern:

In compliance with current regulations, and specifically Circular N°660 of the Superintendence of Securities and Insurance, I inform you that it was agreed in the Ordinary Shareholders Meeting held on April 30 of the current year, the distribution of a dividend of US$ 0.0212475 per share chargeable to profits for the 2003 fiscal year, which will be paid beginning on May 13, 2004, to those who are shareholders on the fifth business day before the aforementioned date.

Sincerely,

Luis Ernesto Videla Berguecio
Lan Chile S.A.

cc.	Bolsa de Comercio de Santiago Bolsa de Corredores de Valparaíso Bolsa Electrónica de Chile

SIGNATURE

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 5, 2004

Lan Chile S.A.
/s/ Alejandro de la Fuente Goic By: Alejandro de la Fuente Goic Chief Financial Officer